Writer's Direct Dial:                    (516) 663-6519

Writer's Direct Fax:	(516) 663-6719
Writer's E-Mail:	asilvers@rmfpc.com

December 24, 2008

Pamela Long

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W. 3561

Washington, D.C. 20549

Re:	Perf-Go Green Holdings, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed November 26, 2008

File No. 333-152949

Dear Ms. Long:

On behalf of Perf-Go Green Holdings, Inc. (the "Company"), we are responding to the comment letter dated December 10, 2008 from the Division of Corporate Finance. To expedite your review, we have included marked copies of the amendment and this letter responds to each comment and provides the requested information.

General

STAFF COMMENT:

1.	There following are amounts that do not reconcile or references that appear inconsistent:

•

Under "Total Dollar Value Shares Being Registered" on page 19, it appears that the total value of the Bridge Shares is $349,041. Please reconcile the amount of $350,462 Bridge Shares with the calculation in footnote 1.

•

Under "Total Dollar Value Shares Being Registered" on page 19, it does not appear that the exercise price of the Registrable 2007 Warrants is subtracted from the value for the shares issuable upon exercise of the Registrable Notes issuable in connection with the first closing of the Offering on May 16, 2008 as indicated in footnote 2. Please revise.

•	Under "Executive Officers and Directors" on page 41, please reinsert the biography for Anthony Tracy, the company's Chairman of the Board and Chief Executive Officer.

Pamela Long

Securities and Exchange Commission

December 24, 2008

•	Under "Executive Officers and Directors" on page 41, please clarify the 1933 date in Michael Caridi's biography.

RESPONSE:

The Company has complied with the Staff's comments by providing the requested disclosure and revising the disclosure accordingly.

Selling Stockholders, page 15

STAFF COMMENT:

2.

We note your response to comment 6 in our letter dated November 12,2008. Please also describe in this section of the filing the method by which the company determined the number of shares it seeks to register in the registration statement. Also explain how you calculated the number of shares issuable as interest on the notes in the footnotes for each applicable shareholder in the table on page 18.

RESPONSE:

The Company has complied with the staff's comments by providing the requested disclosure.

Additional Financial Statements

STAFF COMMENT:

3.

We note your response to prior comment 3 and will review the additional financial statements when they are provided. We remind you that the financial statements of the accounting acquiree, to be included in your registration statement, are required to fully comply with the requirements of Rule 8-04 of Regulation S-X.

RESPONSE:

The Company has complied with the staff's comment by providing the requested financial statements.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Item 4T. Controls and Procedures, page 24

Pamela Long

Securities and Exchange Commission

December 24, 2008

STAFF COMMENT:

4.

We note the conclusion from your chief executive and chief financial officers that your disclosure controls and procedures were effective. Given your disclosure that you have a material weakness, please explain to us how you concluded your disclosure controls and procedures were effective.

RESPONSE:

In its Form 8-K filing on May 16, 2008, the Company presented the annual audited financial statements of Perf Go-Green, Inc. ("Perf-Go Green") as of and for the fiscal period ended March 31, 2008. Such financial statements were the financial statements of Perf-Go Green, a private company, acquired through a reverse acquisition by the Company. Those financial statements were subsequently restated on August 12, 2008 and the restated financial statements were contained in a Form 8-K filed on August 15, 2008. Such restatement is, by definition, a material weakness in internal control.

Subsequent to the original filing of Perf-Go Green's financial statements on May 16, 2008, the following material changes were made to the Company's Financial Reporting and Control Function: (a) on June 6, 2008, the Company named David Bach to its Board of Directors, (b) in July 2008, the Company retained a financial and SEC reporting consultant to assist it in preparing its financial statements and SEC reports, (c) on July 9, 2008, the Company named Robert Dubner to its Board of Directors and (d) in July 2008 the Company formed an Audit Committee of its Board of Directors consisting of Mr. Dubner, Mr. Bach and Gov. Pataki, each of whom has financial and executive experience. Largely as a result of the combination of these actions, the need for restatement of the March 31, 2008 financial statements was identified and such restatement was made. The Company believes that the above changes to its Financial Reporting and Control function have remediated this material weakness in the three months and six months ended September 30, 2008 and the Company stated such in the Form 10-Q. Item (b) above is currently the primary item of remediation discussed in that Form 10-Q. However, in its next quarterly filing, the Company will make expanded disclosure of the additional factors that cause it to believe that the weakness has been remediated.

Very truly yours,

/s/ Adam P. Silvers

ADAM P. SILVERS
For the Firm

cc:	Anthony Tracy